SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein.

99.1	Magic Software Results of Extraordinary General Meeting Held on December 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Magic Software Results of Extraordinary General Meeting Held on December 10, 2025

CONTENTS

At the Extraordinary General Meeting of shareholders held today, December 10, 2025, all the resolutions as described in the proxy statement furnished under Form 6-K on November 3, 2025 (the “Proxy Statement”), were duly adopted, and namely, it was resolved, to approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, including the issuance of Matrix Ordinary Shares, at the effective time of the Transaction to the securityholders of Magic (present at the meeting 43,737,475 ̶ 43,568,194 participants voted in favor, 20,634,385 of which are not controlling shareholders of the Company and do not have a conflict of interest, 49,010 participants voted against, and 120,271 abstained).

For additional details please refer to the Proxy Statement.

The closing of the Transaction is subject to the satisfaction or waiver of the Conditions Precedent set forth in the Merger Agreement and detailed in the Proxy Statement, for which there is no certainty in their fulfillment, and the timing of their satisfaction cannot be assured. At this stage, based on information currently available to us, we estimate that the Transaction is expected to close during the first quarter of 2026.

Forward Looking Statements

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the satisfaction of the Conditions Precedent to the closing of the merger transaction and the expected date of the closing of the merger transaction, general economic conditions, and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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